EXHIBIT 99.2

KPMG LLP Chartered Accountants 2700-205 5 Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 Internet www.kpmg.ca

September 18, 2007

The Securities Commission, or similar

Regulatory Authority in each of the Provinces of Canada

Dear Sirs/Mesdames:

Re:	Advantage Energy Income Fund
Notice of Change of Auditor dated September 18, 2007

Pursuant to National Instrument 51-102, we have read the Notice of change of auditor noted above and confirm our agreement with the information contained in the Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants

cc

The Board of Directors

Advantage Energy Income Fund

KPMG LLP, a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP